

Explore the ENTIRE fishing experience



GOFISH CAM



**VS**





## LACK OF VISIBILITY

Much of the fishing experience takes place underwater.



## TECHNOLOGICALLY UNDERSERVED

Limited ability to capture data and the fishing experience underwater.

# GOFISH CAM SOLUTION







GoFish Cam makes a wireless underwater video camera that sits on your fishing line.

 Night Vision Equipped

 Tough Armor Casing

 Stabilized Waterproof Design

 Li-ion Battery Lasts 4 Hours

 Mobile Integration for Easy Sharing

 Micro SD Card Storage

# GOFISH CAM'S SOLUTION





Capture, Edit, Share & Connect with the GoFish Cam mobile application!

"I'd be absolutely **100% for that**. That would be really neat to have something for people to **see different types of fishing** and ways to fish successfully."

- Chris L.

GoFish Cam Customer

# PRODUCT ROADMAP



First Working
Prototype Developed

Final Working
Prototype Developed
&
Mobile App V.1
Complete

First Units Shipped

GoFish Cam V.2
Developement

**Jul. 2015**       **Fall 2016**       **Q2 2017**    **May 2018**

7 New Design Revisions
8 Passed Functionality Tests
Mobile App UI/UX Completed
Mobile User Testing

Beta Testing
Tooling & Molds
3rd Party Testing
Manufacturing
Acceptance Test
Shipment to Logistics House

R&D of Smart Image Processors
R&D of Interchangeability Designs
R&D of Sensors & Probes
Design V1 Kinks out

# MULTI-CHANNEL NETWORK STRATEGY



Extended Networks



GoFish Cam
Content



GoFish Cam Users



GoFish Cam Influencer
Network

GoFish Cam plans to leverage multiple channels, brand
partnerships, and its users to foster a network effect

# COMPETITIVE ADVANTAGE



| | **GOFISH CAM** | **Water Wolf** Go deep, record, discover! hd | **Strike Cam** Experience Fishing Underwater |
|---|---|---|---|
| Video Quality | 1080p | 720p | 480p |
| Depth | 150m | 120m | ~10m (30ft) |
| Battery Life | 4.0 hrs | 4.0 hrs | 2.5 hrs |
| Wi-Fi Capable | YES | NO | NO |
| Lens Angle | 170° | 120° | 170° |
| Device Features | • **MOBILE APPLICATION & GOFISH CAM DATABASE**<br><br>• Stabilization Fin<br>• Green/Infrared Lighting<br>• Patents Pending<br>• 78.26g/96.5mm<br>• Specially designed connection software<br>• Unobstructed design works with fishing line | • Anti-wobbling retrieve<br>• 58g/120mm<br>• Unobstructed design works with fishing line | • Pre-Rigged Liter Line<br>• USB to Computer<br>• Unobstructed design works with fishing line |
| Price | $184.95 | $199.99 | $189.99 |

# TRACTION TO DATE



## RESULTS

- Pre-Orders = **$180,000+ USD**
- Pre-Sold 1200+ cams
- One of the Most Promising Startups In Canada 2015
- Received $60K grant
- **Over 20 Distribution Requests**
- Over 25K social media followers

## AS SEEN ON

- Picked Up by Press over 100 times










# GOFISH CAM TEAM

GOFISH CAM

 **BRANDON AUSTIN**

Co-Founder & CEO

 **KIERAN HOWLETT**

CTO

 **RYAN AUSTIN**

Co-Founder & Advisor

 **ROY PROSISE**

Manuf. & Design Partner

 **JAROD BARNETT**

China Rep.

 **DAN CAPUTO**

Sr. BA Designer

 **DEREK LITTERAL**

Development & Operations

Roy, Jarod, Dan, and Derek are employees of BeKnown Now. BeKnown acts as a contracted partner for the development of GoFish Cam's cameras and manufacturing. BeKnown invested into GoFish Cam's Convertible Note. The individuals above share the same office with GoFish Cam and act as almost full time employees for them.

## PRODUCT

- Underwater action camera that connects to a fishing line
- Mobile application that facilitates content, data, and communication



## MARKET

- $1.92B Globally
- $1.14B North America
- 75M active anglers globally

# Appendix



Body/Housing

Green & Infrared LED Lights

Fishing Line Connection Hardware

Stabilizing Fin

Rear Cap

Fishing Line Connection Hardware

Filed non-provisional patent on multiple design and technological components. Also filed 5 new provisionals and continuously working on portfolio

# BUSINESS DEV. & GROWTH

**GOFISH CAM**

|     | 2016 | 2017 | 2018 | 2019 |
| --- | --- | --- | --- | --- |
| Q1 | • Prototype<br><br>• Business Strategy<br><br>• Seed Round | • Shared Work Space<br><br>• Finalize Patents<br><br>• Marketing Tour<br><br>• R&D Plan<br><br>• Hire Team 1 | • Release V2 GoFish Cam<br><br>• Equipment<br><br>• Hire Team 2<br><br>• Plan R&D – v3.0 (sensors)<br><br>• International Scale | • Release V3 GoFish Cam<br><br>• Scale mobile community<br><br>• Expand subscription and alternative revenue streams |
| Q2 | • Testing & Quality Assurance<br><br>• Content Creation<br><br>• Strengthen Development<br><br>• Start Marketing<br><br>• Seed Round | • Nation-Wide Expanded Marketing<br><br>• Retail Expansion<br><br>• Affiliate Program<br><br>• Develop Accessories | • Expand International Marketing<br><br>• North America Tournament<br><br>• International Business Development<br><br>• Begin licensing & subscription revenue streams | • Large International marketing Campaign<br><br>• Year 2 Tournament – expand globally |
| Q3 | • Business Development & Hire Management<br><br>• Marketing | • Marketing<br><br>• QA – v2.0<br><br>• Roadshow/Tradeshows | • International Marketing Expansion<br><br>• QA – v3.0 | |
| Q4 | • Fulfill Orders<br><br>• Business Development<br><br>• Logistics & Business Automation | • Launch v2.0<br><br>• Launch accessories<br><br>• Raise Series A | • Launch v3.0<br><br>• Launch Accessories | |